

News Release
**B2Gold Announces CDN$1,000,000 of Financial Support to Community Organizations in
Metro Vancouver and British Columbia, including $100,000 to the Canadian Red Cross to
Support the Ongoing Flood Relief and Recovery Efforts across the Province**

Vancouver, BC, December 23, 2021 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce that the Company is providing further financial support to community organizations in Metro Vancouver and other areas of British Columbia in order to help the region's most vulnerable and at-risk local communities. Through its **More than Mining Fund**, this year, B2Gold is donating CDN$1,000,000. This includes CDN$100,000 to the **Canadian Red Cross** to support the ongoing relief efforts, long-term recovery, resiliency and risk reduction activities in response to the heavy rains, flooding and mudslides across British Columbia last month.

As part of its ongoing commitment, B2Gold is allocating CDN$750,000 to provide further financial support to four partner organizations in Metro Vancouver to assist with their continued response to address the social issues in Metro Vancouver that are further impacted by the COVID-19 pandemic:

- **CDN$250,000 is being donated to Greater Vancouver Food Bank ("GVFB") to support people who are struggling to meet their need for food:**

  Since the onset of the COVID-19 pandemic and the rising unemployment rate and consequent loss of income, the demand for food support in the local community has increased dramatically – and continues to rise. In order to meet this demand, the GVFB provides healthy food to those in need, supporting 10,000 clients and 110 Community Agency Partners each month across Greater Vancouver;

- **CDN$200,000 is being donated to Covenant House Vancouver ("Covenant House") to help provide shelter and crucial support to homeless and at-risk youth:**

  The ongoing opioid crisis and the COVID-19 pandemic have been extremely challenging for youth experiencing homelessness and have compounded the trauma that many individuals already faced. Covenant House offers a continuum of services, based on evidence-informed theories and practices, that care for the entire person. Programs range from outreach, drop-in and supported housing, to integrated mental and physical support services that enable youth to transition to independent living;

- **CDN$200,000 is being donated to PHS Community Services Society ("PHS") and CDN$100,000 is being donated to The Bloom Group Community Services Society ("The Bloom Group") to assist with housing, health care, harm reduction and poverty:**

  Vulnerable communities in Metro Vancouver, such as Vancouver's Downtown Eastside, have long struggled with issues of homelessness, poverty, mental health and substance dependencies. COVID-19 has escalated these issues, as evident by the spike in community overdoses since the pandemic began and associated community safety concerns. PHS and The Bloom Group provide housing solutions, health care, harm reduction and health promotion for some of the most at-risk, under-served and often overlooked residents in Vancouver and Victoria.

B2Gold is also donating to various other initiatives that align with the Company's More than Mining Fund criteria. Funds are being donated to **PLEA Community Services**' Children of the Street Program to support the delivery of their prevention programs and services that give children and families information and practical tools to help keep young people safe from all forms of sexual exploitation; **Ronald McDonald House BC & Yukon** to support the equipment needs for their Musical Therapy Program for children with cancer; and **YWCA Metro Vancouver** to support their Violence Prevention Program for women.

In addition, the Company is donating CDN$100,000 to the **Canadian Red Cross** to support the ongoing relief efforts, long-term recovery, resiliency and risk reduction activities in and beyond the region at the individual and community levels in response to the heavy rains, flooding and mudslides across British Columbia last month which impacted people, animals and livestock, businesses and critical infrastructure. The Federal Government of Canada and the Provincial Government of British Columbia will each match every dollar donated to the Canadian Red Cross 2021 British Columbia Floods & Extreme Weather Appeal until December 26, 2021. This means that B2Gold's donation to support those affected by the floods and extreme weather conditions will equate to $300,000.

"The devasting flooding and extreme weather events that occurred for several weeks, starting in November, impacted the lives of thousands of British Columbians," said Pat Quealey, Canadian Red Cross Vice President for BC and Yukon. "The Canadian Red Cross is grateful for this generous contribution, as these funds will help the people directly impacted by this disaster along their journey to recovery."

"Once again, as a Canadian company based in Vancouver, we are pleased to be working with valuable local community organizations that provide the much-needed social programs for food security, mental health services, shelter and housing to Metro Vancouver's most vulnerable," said Liane Kelly, a company director and advisor for B2Gold's More than Mining Fund. "Since the beginning of last year, COVID-19 has presented many local businesses, families and individuals in our communities with many unexpected challenges. In addition to grappling with the continued impact of the pandemic, the effects of this year's extreme weather have led to unprecedented natural disasters – from a historic deadly heatwave to catastrophic heavy rains. These have ravaged the province and impacted the lives of so many, which has been incredibly devastating and heartbreaking. We are relieved to know that our CDN$1,000,000 contribution will again help make a difference again for these crucial local community organizations in dealing with such complex challenges."

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 1,015,000 and 1,050,000 ounces in 2021.

About More than Mining Fund

B2Gold is a responsible Canadian mining company that demonstrates leadership by going beyond industry standards and continuing to raise the bar on its own performance. The Company's principles of fairness, respect, transparency and accountability form the basis of its corporate culture and are applied to each of its corporate social responsibility ("CSR") projects around the world where it operates.

B2Gold is also committed to supporting CSR projects where the company is headquartered and, in 2019, established the **More Than Mining Fund** with the aim to address complex social issues locally in Vancouver, Canada. To date, B2Gold's Fund has invested over $2,000,000 in programs run by Canadian organizations that are on the frontlines in assisting youth, people at risk, and the most vulnerable who are dealing with challenges associated with poverty, mental health, addiction, violence and abuse.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs

(sustaining and non-sustaining) and operating costs, and including, without limitation: total consolidated gold production of between 1,015,000 and 1,050,000 ounces in 2021. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippine and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current

and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.